November 21, 2023

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Energea Portfolio 3 Africa LLC
Post Qualification Amendment No.4 to Form 1-A
Filed October 10, 2023
File No. 024-11579

To Whom It May Concern:

This letter is submitted on behalf of Energea Portfolio 3 Africa LLC (the "Company") in response to a comment letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated October 27, 2023 (the "Comment Letter") with respect to the Company's Post Qualification Amendment to its Offering Statement on Form 1-A filed with the Commission on October 10, 2023 (the "Offering Statement").

For your convenience, the Staff's comments have been reproduced in italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. Following receipt of further comments from the Staff, the Company expects to file a new Offering Statement on Form 1-A to address these comments, as well as to make other changes.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A filed October 10, 2023
Offering Circular Cover Page, page i

1.     We note that your initial Form 1-A was qualified on August 2, 2021, but that you have not filed a post-qualification amendment ("PQA") at least every 12 months after the initial offering statement qualification date. Securities Act Rule 252(f)(2)(i) requires issuers to file such PQAs to include the required updated audited financial statements and disclosure at least every 12 months. Offers and sales cannot be made using a Form 1-A that does not included updated financial statements.

As a result of this lapse in your offering, it appears that the previously qualified Regulation A offering has been terminated. If you wish to commence a new offering under Regulation A, please file a new Form 1-A. Any such new Form 1-A that you file should address the additional comments provided in this letter. In the meantime, in the letter you file in response to this comment letter, please tell us whether offers and sales were made since August 2, 2022 and, if so, provide your detailed analysis how any such sales complied with Regulation A and were consistent with the requirements of Section 5 of the Securities Act of 1933.

Response to Comment No. 1

Background

We understand from your comment and through conversations with newly retained legal counsel (who assisted us in drafting this response) that we failed to comply with some important filing obligations for our Regulation A Tier II offering for Energea Portfolio 3 Africa LLC (the "Company") (and our other Regulation A offerings) correctly. Specifically, we were required to file a Post Qualification Amendment ("PQA") at least every year. We misunderstood this obligation.

Upon learning of our mistake, we ceased selling securities in the Company and also across our two other Regulation A offerings: Energea Portfolio 2 LLC and Energea Portfolio 4 USA LLC.

We were not purposefully failing to make these filings, but we understand that is not an excuse. As a Co-Founder and the leader of our business, I take full responsibility for this mistake. We recently engaged Goodwin Procter LLP, a firm with extensive experience in regulatory affairs related to Regulation A, as counsel to help prevent mistakes in the future. We have tremendous respect for the regulations and laws that allow us to collect investments, manage capital and be responsible stewards of people's hard-earned resources.

I think it is important to note that all of the information that we needed to transmit to our potential investors was filed with the SEC and transmitted to such investors, albeit through the use of the incorrect forms. There is not a single aspect of our operations or our projects that we would have reported in a PQA that wasn't filed in our 1-SA, 1-K and 1-U filings. All existing and potential investors received all the information that would have been included in a PQA before they made their investment decision, which was available on our website and acknowledged as read during the investment process. As it relates to transparency and communication, I would argue we are providing an exceptional level of service to our investors.

After being initially qualified, we notified our existing and potential investors (through the platform, webinars, emails and the filing of Form 1-U reports about every new solar project we invested in, changes in accounting procedures and a lawsuit against a contractor in Brazil). We summarized financial and operational progress through mid-year reports and annual reports and provided audited financial statements every year.

In addition to the reports described above, we aim to communicate personally and directly with every investor. We host quarterly webinars where hundreds of our existing and potential investors listen to updates and ask questions directly to the principals of our business, sometimes lasting for hours. We strive for transparency and make ourselves available to educate and explain how renewable energy projects function as an asset class.

In addition to our earnest effort to communicate transparently, I also think it's germane here to note that our investors appreciate our products and services. They appreciate the opportunity to invest in renewable energy and to play a role in controlling global emissions.

In addition to a 5-star rating on Virtue Scout (their highest score), a 5-star review on Virtuevest (their highest score), we've been reviewed by our investors 36 times on Google and all 36 reviews are "5 stars". Comments left by our clients give us confidence that we are doing something worthwhile.

This is what they had to say about Energea:

    •       "I love investing in projects that are good for people and the planet. So far I've been impressed with Energea. I even got a personal call from Investor Relations thanking me for my participation in this portfolio - what a nice touch! Better yet - the returns have been great!" - Mariana

    •       "Excellent company building a great platform and returning impressive investment results. The team is always available for questions and open to suggestions. Wonderful to be able to put little effort in and generate great returns while helping the environment." - Eric

    •       "Energea is an investing platform that I recommend to all my friends and family. It serves a bigger cause than "making money" and your investment will be put towards a better future. I'm so excited to be part of it!" - Lilna

    •       "Investing with Energea has been one of my favorite passive income strategies. My money continues to grow consistently, and I look forward to the long-term opportunities as I continue to invest more money into this sustainable, good for the planet, good for me opportunity." - Meagan

Their words - not ours. None of these reviews were solicited by us.

After a career building renewable energy power plants for institutional investors, we realized that institutional capital will not be enough to reverse global carbon emissions in time to prevent the worst effects of climate change and we need to give individuals the opportunity to participate. American retail investors represent the greatest pool of capital ever known and it must play a role in climate change if we are going to have a chance. That's why we made Energea.

Sales Since August 2022

You requested that we provide you with the number of sales of the Company's shares since August 2, 2022, the one-year anniversary of when our initial Form 1-A was qualified. Since August 2, 2022, we have sold 1,501,481 shares to 1,342 investors for an aggregate amount of $1,763,084. In total, the Company has raised $2,519,638 since the initial Form 1-A was qualified.

Application of Rule 260

We now understand that we failed to meet all of the filing requirements under Rule 252(f)(2)(i) of Regulation A.

However, we note under Rule 260 of Regulation A that "a failure to comply with a term, condition or requirement of Regulation A will not result in the loss of the exemption from the requirements of Section 5 of the Securities Act for any offer or sale to a particular individual or entity, if the person relying on the exemption establishes that:

(1) The failure to comply did not pertain to a term, condition or requirement directly intended to protect that particular individual or entity;

(2) The failure to comply was insignificant with respect to the offering as a whole, provided that any failure to comply with Rule 251(a), (b), and (d)(1) and (3) (§ 230.251(a), (b), and (d)(1) and (3)) shall be deemed to be significant to the offering as a whole; and

(3) A good faith and reasonable attempt was made to comply with all applicable terms, conditions and requirements of Regulation A."

We believe that we can establish these three points and hope it provides a basis for the Staff to conclude that we did not lose our exemption from Section 5.

    •       The failure to comply did not pertain to a term, condition or requirement directly intended to protect that particular individual or entity

The requirement to file a PQA is intended to provide potential investors with updated financial statements and other information contained in the offering circular. As previously noted, potential investors received all the information they would have received in the PQA as the Company provided those investors with all of the Form 1-Us, 1-SAs and 1-Ks that were filed by the Company, including audited financial statements. The very same information was made available to existing investors and potential investors just received the information in a different format. As a result, all investors received the protection that they were intended to receive and verified they had received it as a requirement on the Platform prior to making an investment.

    •       The failure to comply was insignificant with respect to the offering as a whole, provided that any failure to comply with Rule 251(a), (b), and (d)(1) and (3) (§ 230.251(a), (b), and (d)(1) and (3)) shall be deemed to be significant to the offering as a whole

As previously noted, the failure to comply was insignificant as potential investors received all of the information they should have received. Also, the failure to file a PQA is not a failure to comply with Rule 251(a), (b), and (d)(1) and (3) as the requirement to file a PQA is found in Rule 252(f)(2)(i).

o   Rule 251(a) refers to the maximum offering amounts and requires that Tier 2 offerings not exceed $75,000,000 and that secondary sales not exceed 30% of the aggregate offering price of a particular offering.

Since the qualification of the Company's 1-A the Company has raised a total of $2,519,638 and has not had any secondary sales.

o   Rule 251(b) refers to requirements to be met by issuers and states the following:

"The issuer of the securities:

(1) Is an entity organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia, with its principal place of business in the United States or Canada;

(2) [Reserved]

(3) Is not a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified company or companies;

(4) Is not an investment company registered or required to be registered under the Investment Company Act of 1940 (15 U.S.C. 80a-1 et seq.) or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940 (15 U.S.C. 80a-2(a)(48));

(5) Is not issuing fractional undivided interests in oil or gas rights, or a similar interest in other mineral rights;

(6) Is not, and has not been, subject to any order of the Commission entered pursuant to Section 12(j) (15 U.S.C. 78l(j)) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78a et seq.) within five years before the filing of the offering statement;

(7) Has filed with the Commission all reports required to be filed, if any, pursuant to § 230.257 or pursuant to section 13 or 15(d) of the Exchange Act (15 U.S.C. 78m or 15 U.S.C. 78o) during the two years before the filing of the offering statement (or for such shorter period that the issuer was required to file such reports); and

(8) Is not disqualified under Rule 262 (§ 230.262)."

The Company satisfies the requirements of Section 251(b)(1) and (7) as it is (i) a United States liability company organized under the laws of Delaware and (ii) has filed all required reports. The other requirements in 251(b) are not applicable to the Company.

o   Rule 251(d)(1) refers to when and how offers may be made and states the following:

"Offers.

(i) Except as allowed by Rule 255 (§ 230.255), no offer of securities may be made unless an offering statement has been filed with the Commission.

(ii) After the offering statement has been filed, but before it is qualified:

(A) Oral offers may be made;

(B) Written offers pursuant to Rule 254 (§ 230.254) may be made; and

(C) Solicitations of interest and other communications pursuant to Rule 255 (§ 230.255) may be made.

(iii) Offers may be made after the offering statement has been qualified, but any written offers must be accompanied with or preceded by the most recent offering circular filed with the Commission for such offering."

The Company complied with Rule 251(d)(i) as it did not make oral or written offers until the Form 1-A offering statement was qualified on August 2, 2021 and all written offers were preceded by the most recent offering circular and, as noted above, all other information that would have been compiled in a PQA was previously included in the required subsequent filings (i.e. 1-SA, 1-K and 1-Us), which were available to potential investors on the Platform and are required reading to make an investment.

o   Rule 251(d)(3) relates to the requirements to be able to conduct a continuous offering and states the following:

"Continuous or delayed offerings.

(i) Continuous or delayed offerings may be made under this Regulation A, so long as the offering statement pertains only to:

(A) Securities that are to be offered or sold solely by or on behalf of a person or persons other than the issuer, a subsidiary of the issuer, or a person of which the issuer is a subsidiary;

(B) Securities that are to be offered and sold pursuant to a dividend or interest reinvestment plan or an employee benefit plan of the issuer;

(C) Securities that are to be issued upon the exercise of outstanding options, warrants, or rights;
(D) Securities that are to be issued upon conversion of other outstanding securities;

(E) Securities that are pledged as collateral; or

(F) Securities the offering of which will be commenced within two calendar days after the qualification date, will be made on a continuous basis, may continue for a period in excess of 30 calendar days from the date of initial qualification, and will be offered in an amount that, at the time the offering statement is qualified, is reasonably expected to be offered and sold within two years from the initial qualification date. These securities may be offered and sold only if not more than three years have elapsed since the initial qualification date of the offering statement under which they are being offered and sold; provided, however, that if a new offering statement has been filed pursuant to this paragraph (d)(3)(i)(F), securities covered by the prior offering statement may continue to be offered and sold until the earlier of the qualification date of the new offering statement or 180 calendar days after the third anniversary of the initial qualification date of the prior offering statement. Before the end of such three-year period, an issuer may file a new offering statement covering the securities. The new offering statement must include all the information that would be required at that time in an offering statement relating to all offerings that it covers. Before the qualification date of the new offering statement, the issuer may include as part of such new offering statement any unsold securities covered by the earlier offering statement by identifying on the cover page of the new offering circular, or the latest amendment, the amount of such unsold securities being included. The offering of securities on the earlier offering statement will be deemed terminated as of the date of qualification of the new offering statement. Securities may be sold pursuant to this paragraph (d)(3)(i)(F) only if the issuer is current in its annual and semiannual filings pursuant to Rule 257(b) (§ 230.257(b)), at the time of such sale.

(ii) At the market offerings, by or on behalf of the issuer or otherwise, are not permitted under this Regulation A. As used in this paragraph (d)(3)(ii), the term at the market offering means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price."]

The offering of the Company's shares met the continuous offering requirements in that it commenced within two days of the Company's Form 1-A being qualified and the offering was not an at the market offering.

    •       A good faith and reasonable attempt was made to comply with all applicable terms, conditions and requirements of Regulation A

As noted above, the Company made a good faith and reasonable attempt to comply with all applicable terms, conditions and requirements of Regulation A. In fact, the Company closely followed the guidance provided on the SEC website under the heading "Amendments to Regulation A: A Small Entity Compliance Guide June 18, 2015 (revised February 4, 2019)". Those guidelines do not refer to the requirement to file a PQA every 12 months although we now understand that the guidance explicitly points out that it is only a summary of the rules related to the use of Regulation A.

As a result, for the reasons noted above, we believe that the Company's failure to file PQAs should not result in the loss of the exemption from the requirements of Section 5 of the Securities Act for any offer or sale by the Company after August 2, 2022.

Alternative Steps

The Company plans to file a new Form 1-A with the SEC registering a new offering following receipt of any further comments from the Staff.

If the Staff does not agree with our Rule 260 analysis, we would propose adding a risk factor to the new Form 1-A noting that we may be subject to claims for rescission in connection with the sales we made to our investors on or after August 2, 2022. Our proposed disclosure is a follows:

We may be subject to claims for rescission or damages in connection with certain sales of our Class A Investor Shares that were made in reliance on the exemption from registration provided under Regulation A.

We have, and continue to, conduct offerings of Class A Investor Shares on a continuous basis under Rule 251(d)(3)(i)(F) of Regulation A. In order for an offering to qualify as continuous under Rule 251(d)(3)(i)(F) of Regulation A, we were required to a post qualification amendment to our offering statement to update information about the Company at least annually. We were not aware of this requirement. Rather, we were under the mistaken belief that if we continued to file all required information with respect to periodic reports under Forms 1-SA and 1-K and new material developments about the Company under From 1-Us, that we had satisfied our filing obligations under Regulation A.

Prior to the qualification of the offering statement of which this offering circular is a part, the Company was advised by the staff of the SEC that in order to have continued our offering after the one-year anniversary of the date our offering was initially qualified (i.e. August 2, 2021), we were required to comply with the annual amendment filing requirement. Under certain circumstances, Section 260 of Regulation A allows the staff of the SEC to determine that an issuer's failure to comply with certain requirements of Regulation A does not result in a loss of the exemption provided by Regulation A from the requirement to register the sale of securities. The SEC has neither confirmed nor denied our view that we are entitled to relief under that section.

As a result, the offer and sale of Class A Investor Shares that were purchased subsequent to August 2, 2022 and prior to the qualification of the offering statement of which this offering circular is a part, may not have been made in compliance with Section 5 of the Securities Act. Therefore, we may be subject to claims for rescission or damages by holders of Class A Investor Shares. Such claims could require that we refund the purchase price they paid for those shares. This could have an adverse effect on our financial condition and could result in us having insufficient funds to maintain our investments or being forced to seek additional equity or debt financing, which may not be available on attractive terms or at all, and which could result in dilution to existing investors or additional operating expense and risk of default, including foreclosure on some or all of our investments.

Between August 2, 2022, and the qualification date of this Offering Circular, we sold 1,501,684 shares to 1,342 investors for an aggregate amount of $1,763,084. In total, the Company has raised $2,519,638 since the initial Form 1-A was qualified.

Price of Class A Investor Shares, page 15

2. We note your response to prior comment 2 and the new disclosure that the offering will be at a fixed price. However, your revised disclosure also states: "The Manager will review these and other characteristics of the Company on a monthly basis.... the Manager may file an amendment to this Offering Circular to make an adjustment to the fixed share price." Frequent price changes would be inconsistent with Regulation A, as discussed with the company and as noted in the prior comment. Please ensure that your offering circular does not suggest that there would be frequent price changes.

Response to Comment No. 2

Based on the Staff's comment, we propose to revise the disclosure on the Company's price per share to note that the Manager may adjust the offering price of the Company's shares no more frequently than quarterly and that any such adjustment will be based on the Company's net asset value ("NAV") per share. We expect to use a discounted cash flow methodology as the primary methodology to determine the NAV. References to a fixed price will be eliminated.

This approach is consistent with how many non-traded REITs such as Blackstone Real Estate Income Trust, Inc. ("Blackstone"), Starwood Real Estate Income Trust, Inc. ("Starwood") and RREEF Property Trust, Inc. ("RREEF") determine the price per share at which they sell their shares in continuous offerings on Form S-11. The only difference is that Blackstone and Starwood determine their NAV per share on a monthly basis and RREEF does so on a daily basis.

The revised disclosure on the methodology for determining the Company's NAV and share price will be as follows, which will replace the current disclosure under the heading "Price of Class A Investor Share".

Price of Class A Investor Shares

To figure out the price of Class A Investor Shares, we start by looking at the Total Shares, which is the sum of all the currently owned Class A shares plus any additional shares we expect to sell to fund our operations and Projects.

The price per share is calculated by dividing the Company's Net Asset Value (NAV) by the Total Shares. We compute the NAV by establishing the Net Present Value (NPV) of the Company's Estimated Net Operating Income (Estimated NOI).

To estimate these earnings, we focus on the costs to build a Project and the money we'll make from it. Currently, our earnings mainly come from Solar Leases, as we don't have any contracts to sell Environmental Commodities and don't plan to sell any Projects. We predict how much energy a Project will produce each month using a program called PVsyst, which considers historical weather data and various other factors. We then multiply this energy projection by the rate in the Solar Lease to estimate monthly earnings.

From this income, we deduct all foreseeable operating expenses at both the Project and Company levels (see "Our Operating Expenses"). These expenses range from property taxes and insurance at the Project level to banking and legal fees at the Company level. Most of these expenses are predictable or are fixed by contract.

After subtracting these costs from our estimated income, we arrive at the monthly Estimated NOI. We then calculate the NPV of this Estimated NOI using the Company's Internal Rate of Return (IRR) as the discount rate in our calculations. For example, if the Estimated NOI would result in a 12% IRR, we use 12% as the discount rate when calculating the NPV of the Estimated NOI.

Finally, we divide the NPV by the number of Total Shares to determine the share price.

Calculating Distributions, page 16

3. We note your response to prior comment 3 and reissue this comment. Please further clarify how your return rates are calculated. For example, we note your disclosure that the Manager calculates the projected monthly operating cash flows that the Company expects to earn by owning the Projects, and that the Company's cash flow is an aggregate of the contracts in place and "other assumptions defined in each Project Memo." Disclose all material "other assumptions." Additionally, you disclose that the Projected Cash Flow is used to calculate a targeted internal rate of return ("IRR"). Please explain how the IRR percentages are calculated. For example, in your hypothetical, you state that the hypothetical cash flows would yield an IRR of 16.35%. Please explain how you arrived at that particular percentage.

Response to Comment No. 3

The revised disclosure on calculating distributions will be as follows, which will replace the current disclosure under the heading "Calculating Distributions". It explains how return rates, Projected Cash Flow, IRR and Adjusted Operating Cash Flow are calculated and the assumptions used in those calculations:

Calculating Distributions

The Company intends to make distributions monthly, to the extent the Manager, in its discretion, determines that cash flow is available for distributions. Below are the activities of the Company that generate the cash flow which could be used to find distributions:

Sources of Distributable Cash Flow:
1.     Sale of Energy under Solar Leases:
2.     Sale of Environmental Commodities under Purchase and Sale Agreements for Environmental Commodities
3.     Net Proceeds from Capital Transactions:
    •       Originates from the sale or refinancing of projects.
    •       Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment.
4.     Liquidated Damages from Construction Agreements:
    •       Penalties paid by EPC Contractors when projects are delivered behind schedule.
    •       LDs are not booked as revenue but are considered distributable cash flow.

When the Company makes distributable cash flow and the Manager determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions:
1.    Class A Investors:
    •      Receive a priority distribution of cash flow each month which results in a 7% IRR ("Preferred Return").
    •      Plus, 70% of any additional cash flow after the Preferred Return.
2.    Manager:
    •      Receives 30% of any additional cash flow after Investors receive their Preferred Return ("Promoted Interest"). See "Compensation of Management and Executive Officers - Promoted Interest".

Calculation of Preferred Return:
The Manager discounts each month of Estimated NOI (see "Price of Class A Investor Shares") by the same discount rate until the cash flow results in an IRR of 7% ("Adjusted NOI"). The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their 7% Preferred Return prior to any Promoted Interest being paid.

Calculation of Promoted Interest:
If the Manager determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive a 7% IRR), the Manager will receive a Promoted Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) shall be divided between the Manager and the Investors where the Manager will get 30% of the excess and Investors will get 70% of the excess.

Security Ownership of Manager and Certain Securityholders, page 32

4. At page 28, you state: "Energea Global, the Manager of the Company, is majority owned by Mike Silvestrini, a resident of Chester, Connecticut." Please revise all references to the ownership structure and beneficial ownership to reflect accurately his ownership and control of both Energea Global and the issuer. For example, in this section you suggest that he owns none of the common shares, despite his ownership and control of Energea Global. Refer to Exchange Act Rule 13d-3 with regard to the determination of beneficial ownership.

Response to Comment No. 4

We will update the disclosure in the Security Ownership of Manager and Certain Securityholders section as follows:

Security Ownership of Manager and Certain Securityholders

The individuals named below, as well as other employees of the Manager, may own Class A Investor Shares that they purchased privately through the Platform, in the same manner as any Investor.

The following table sets forth the approximate beneficial ownership of our Class A Investor Shares as of November 21, 2023, for each person or group that holds more than 10% of our Class A Investor Shares, and for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Amount and Nature of Beneficial Ownership Acquirable	Percent of All Shares
Energea Global LLC	4,024	N/A	0.182%
Michael Silvestrini	3,988(3)	N/A	0.180%
Christopher Sattler	1,529(3)	N/A	0.069%
Gray Reinhard	9(3)	N/A	0.000%
All directors and executive officers of our Manager as a group (3 persons)	5,526	N/A	0.250%
	-		-

(1)
Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 52 Main Street, Chester, CT 06412.

(3)	Includes privately owned shares in the Company, plus shares beneficially owned by Energea Global LLC. Energea Global LLC is majority controlled by Michael Silvestrini and Chris Sattler.

Financial Statements, page 33

5. Pursuant to the first numbered comment in this letter, the new Form 1-A filing should include financial statements required by paragraph (c) of Part F/S of Form 1-A, which refers to paragraphs (b)(3)-(4) of Part F/S and identifies the fiscal years and interim periods required at the filing date. See also the requirements for interim financial statements set forth in paragraph (b)(5) of Part F/S.

Response to Comment No. 5

In order to meet the financial statement requirements of Form 1-A, we will incorporate by reference into the Form 1-A those financial statement from our previously filed Form 1-K and Form 1-SA.

If you have any questions or would like further information concerning the our responses to the Comment Letter, please do not hesitate to contact me at 860-316-7466 or Kathy Koser at 860-575-5440.

Best,

This letter has been signed by the following persons in the capacities and on the dates indicated.

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Co-Founder and Managing Partner of Energea
Board Member of Big Life Foundation
Board Member of Brazil and American Youth Cultural Exchange
Peace Corps Volunteer (Mali, West Africa)

Date: November 21, 2023